UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 1-14522

Open Joint Stock Company

VIMPEL-COMMUNICATIONS

(Translation of Registrant’s Name Into English)

10 ULITSA 8-MARTA, BUILDING 14, MOSCOW, RUSSIAN FEDERATION 127083

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):             .

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Open Joint Stock Company “Vimpel-Communications”
(Registrant)

Date	January 13, 2004	By:	/s/Alexander V. Izosimov
Alexander V. Izosimov Chief Executive Officer and General Director

VIMPELCOM QUESTIONS THE FAIRNESS

OF ITS REGULATOR’S ACTIONS AND REAFFIRMS ITS OPERATIONS ARE IN

COMPLIANCE WITH RUSSIAN LAW

THE COMPANY WILL TAKE LEGAL ACTIONS AGAINST ITS REGULATOR

Moscow and New York (January 13, 2004) – Open Joint Stock Company Vimpel-Communications” (“VimpelCom” or the “Company”) today announced that it intends to cause its wholly-owned subsidiary, KB Impuls, to file suit against Moscow Gossvyaznadzor, which reports to the Russian Ministry of Communications, seeking the invalidation of a provision in a notice officially received from Moscow Gossvyaznadzor on January 9, 2004. In addition, VimpelCom’s subsidiary will seek an injunction with respect to this provision in the notice until the court has heard its claim.

On Friday, January 9, 2004, VimpelCom and KB Impuls each officially received a notice from Moscow Gossvyaznadzor. The notice to KB Impuls raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which VimpelCom acts as KB Impuls’s agent with respect to concluding agreements with its Moscow GSM subscribers. VimpelCom maintains that it and its subsidiaries are conducting their operations in accordance with Russian law. Nevertheless, the Company worked diligently with Moscow Gossvyaznadzor to satisfactorily resolve the issues raised in the notice and until today, based upon extensive discussions with Moscow Gossvyaznadzor, believed that agreement had been reached on a plan of action to clarify certain technical issues in the documents with respect to the agency relationship going forward. However, today, the Company was informed that Moscow Gossvyaznadzor changed its previously expressed position.

Alexander Izosimov, Chief Executive Officer of VimpelCom, commented on the notices, “We are shocked by the recent interpretation of Moscow Gossvyaznadzor and its approach to resolving this issue. This latest development combined with lengthy delays beyond the time periods prescribed by Russian law in obtaining permissions from its regulators creates an impression of unfair treatment against VimpelCom. Our operations and documentation have been reviewed many times during the last six years without any questions being raised on these points. Based upon our discussions with Moscow Gossvyaznadzor since we received the notice, we understood that they would like us to simply clarify certain technical points in our documents going forward to satisfy their new concerns. We worked diligently with the authorities to resolve these issues but in light of the change of their position, we must now defend our right to conduct our business and are seeking immediate legal redress in the courts of the Russian Federation. Of course, we will continue our ongoing dialog with the regulatory bodies in an effort to resolve these issues in a mutually satisfactory manner.”

The notices received on January 9, 2004 were the result of an unscheduled inspection by Moscow Gossvyaznadzor in late December 2003 of the activities of VimpelCom, which holds a

D-AMPS license for the City of Moscow and the Moscow Region (the “Moscow license area”), and KB Impuls, which holds a GSM-900/1800 license for the Moscow license area.

The documentation in question relates to the agency relationship which has been in place for many years; specifically, the agreement between KB Impuls and VimpelCom was concluded in 1997 and the basic form of subscriber agreement has not changed significantly. Inspections by Moscow Gossvyaznadzor are an ordinary part of business for cellular operators in Russia. The Company and its operating subsidiaries have received notices following inspections in the past and, in each instance, have satisfactorily resolved all issues raised in such notices. Since 1997 when the agency structure was put into place, VimpelCom and KB Impuls have had numerous inspections each year by Gossvyaznadzor and other government bodies and no questions were ever raised regarding the agency relationship or the specific documentation.

At the conclusion of the inspection in December, VimpelCom, KB Impuls and Moscow Gossvyaznadzor agreed in writing in a protocol on a course of action to clarify the language in the documentation of the agency relationship between VimpelCom and KB Impuls. The protocol specifically stated that “The rights and obligations under these [subscriber] agreements are those of KB Impuls which is consistent with the civil legislation of the Russian Federation.” In the subsequent notice issued to KB Impuls, Moscow Gossvyaznadzor claimed that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law. In addition, Moscow Gossvyaznadzor stated that the agreement between KB Impuls and VimpelCom does not specifically provide that VimpelCom shall sign subscriber agreements on behalf of KB Impuls. According to the notice, KB Impuls must correct these two points by February 1, 2004. However, the notice does not state the actions to be taken on this issue.

Furthermore, two subscribers have filed lawsuits against VimpelCom requesting reimbursement of amounts paid for the provision of cellular services based upon an argument relating to the agency relationship between VimpelCom and KB Impuls. The Company believes that it will prevail on the merits in both lawsuits and will vigorously defend its interests in court.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This Form 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the ability of the Company and its subsidiary, KB Impuls, to comply with the terms of notices issued by Moscow Gossvyaznadzor and to succeed in litigation against Moscow Gossvyaznadzor, and subscribers. Failure to comply with the terms of such notices could result in steps being taken by the Ministry of Communications which could lead to the suspension or termination of the licenses held by these entities. There can be no assurance that the Company and KB Impuls will be able to satisfy the terms of the notices within the time periods set forth therein, including reaching agreement with Gossvyaznadzor on resolution of all open issues, that Gossvyaznadzor will not find additional issues with respect to the operations of the Company or its subsidiaries or that additional lawsuits by subscribers or other parties will not be initiated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on

Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events.

For more information, please contact:

Valery Goldin

VimpelCom (Moscow)

Tel: 7(095) 974-5888

vgoldin@vimpelcom.com